SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTIFICATION ON RELATED PARTY TRANSACTIONS

Parties	Construtora Norberto Odebrecht S.A. (CNO) and Braskem S.A. (Braskem)
Relationship with the issuer	Braskem and CNO are both subsidiaries of Odebrecht S.A.
Purpose

The parties entered into an Alliance Agreement on May 26, 2014, which establishes the general conditions for contracting engineering, construction and project design services and other activities (ACTIVITIES) to be executed by CNO during conservation and maintenance shutdowns, as well as expansion or modification works at the industrial units.

The services are contracted through Specific Activity Agreements (TAE), which are signed for each specific demand.

The TAEs are drafted by an Integrated Project Team formed by representatives from both Parties, which defines the conditions for the execution of each ACTIVITY, stipulating: (i) the financial schedule of the activities; (ii) the composition of costs, contingency amounts and price breakdown of the activities; (iii) the matrix of responsibilities of the activities; (iv) the work instructions related to the activities; (v) the assumptions used to determine the costs, prices and dates of conclusion of the activities; (vi) the guaranties and responsibilities related to the activities, as well as any other specifications and details related to the execution of the ACTIVITIES.

The amount of each TAE includes all the costs to be incurred with the services to be rendered by CNO, including any costs with third parties that may be contracted to provide materials and services, as well as CNO’s remuneration, which must be reported at the end of each agreement. CNO’s remuneration for the execution of the TAEs under the Alliance Agreement is limited to R$121 million.  This remuneration will be calculated as a percentage of the value of the TAE, according to the type of service to be rendered and the payment of a bonus or discount for penalties, which are calculated as the difference between the Final Price and the Target Price.

Based on this system, the total contracted value based on the Alliance Agreement, resulting from the sum of the set of TAEs, will be determined only at the end of the term of the Alliance Agreement. If the ceiling of CNO’s remuneration mentioned above is reached before the end of the Alliance Agreement, a new contract must be negotiated between the parties.

The scope of the TAEs signed in December 2017 is detailed in the following item (Main terms and conditions).

Main terms and conditions

TAE 039:

Scope: Management, Supervision and Execution of Construction, Electromechanical Assembly, Commissioning, Startup Support and Assisted Operation Services, according to items “a” and “d” of clause 2.1 of the Alliance Agreement in effect between Braskem and Odebrecht, to be executed for the implementation of project PJ-0600721 – Processing of Imported Ethane at UNIB/BA.

Duration: from December 23, 2016 to March 30, 2018.

Total Price of TAE 039: Ninety-nine million, five hundred twenty-six thousand, three hundred ninety-seven reais and thirty-two centavos (R$99,526,397.32).

(The First Amendment to TAE 039 changed the total price of the activity).

TAE 061:

Scope: Supervision and Execution of Reconditioning and Conditioning Services, according to items “a” and “d” of clause 2.1 of the Alliance Agreement in effect between Braskem and Odebrecht, to be executed for the recovery of Ethane Tank (27-TQ-2101 A) and other pieces of equipment and lines in the TEGAL system.

Duration: from November 22, 2016 to March 30, 2018.

(The First Amendment to TAE 061 changed the TARGET DATE OF THE ACTIVITY from October 31, 2017 to November 30, 2017).

Total Price of TAE 061: Nineteen million, eight hundred four thousand, three hundred fifty-six reais and seventy-four centavos (R$19,804,356.74).

(The First Amendment to TAE 061 changed the total price of the activity).

The main terms and conditions of said Alliance Agreement were approved in PD.CA/BAK-03/2014, at a meeting of the Board of Directors of Braskem held on May 7, 2014.

Date of signing of TAE	First Amendment to TAE 039 signed: Dec. 18, 2017 (TAE 039 was signed on Dec. 23, 2016) First Amendment to TAE 061 signed: Dec. 18, 2017 (TAE 061 was signed on Nov. 11, 2016)
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

The Alliance Agreement, which provides for the execution of TAEs, was deliberated at a meeting of the Board of Directors of Braskem S.A., whose members include one director and one alternate director on the board of the direct parent company of Construtora Norberto Odebrecht/the counterparty.

However, no manager of CNO or its parent company participated in negotiations of the transaction as a representative of the issuer.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

The commercial conditions established in said TAE were based on industry standards, considering the volumes contracted and technical conditions. Braskem conducted a comparative analysis of its routine agreements, maintenance shutdown agreements and market proposals, in particular, an analysis of labor costs, charges, contractual management fees and profit, and the CNO proposal was found technically and commercially competitive. Furthermore, the execution of the Services requires compliance with rigorous cost and deadline targets, as well as high quality and productivity technical standards, with strict compliance with environmental, health and safety standards, and CNO fulfilled all these requirements. CNO holds vast experience in executing the Services under other previous alliance agreements and its performance reviews have always been positive.

The decision-making process involved an analysis and negotiation of the proposal prepared by CNO by the respective Executive Officers of Braskem.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.